Filed Pursuant to Rule 433
Registration Statement No. 333-124095
Date 25 July, 2006

Final Terms
13.25% Knock-In Reverse Convertible Securities, Due July 31, 2007
Linked to the Common Stock of Pioneer Drilling Company (“PDC”)

Issuer:	Eksportfinans ASA (Moody’s: Aaa / Fitch: AAA / Standard & Poor’s: AA+)

Agent:	IXIS Securities North America Inc.

Securities:	13.25% Knock-In Reverse Convertible Securities, due July 31, 2007

Underlying Share:	Pioneer Drilling Company (ticker: PDC)

Interest Rate (Coupon):	13.25% per annum, payable October 31, 2006; January 31, 2007; April 30, 2007 and July 31, 2007

Denomination/Principal Amount:	$1,000 per note

Principal Amount:	$1,000,000

Discounts & Commissions:	$50,000

Pricing Date:	July 25, 2006

Settlement Date:	The fourth Trading Day following the Pricing Date

Valuation Date:	The fourth Trading Day preceding the Maturity Date subject to extension in the case of a Market Disruption Event.

Maturity Date:	July 31, 2007

Initial Price:	$13.70

Knock-In Price:	$8.905 or 65% of the Initial Price

Share Redemption Amount:	73 shares of Underlying Share for each $1,000 Principal Amount of Securities, which equals $1,000 divided by the Initial Price

Payment at Maturity:	(i) If the market price of the Underlying Share never trades at or below the Knock-In Price at the closing Underlying Share price during the period from the Pricing Date to and including the Valuation Date, a cash payment of $1,000.00 per note, or

(ii) If the market price of the Underlying Share trades at or below the Knock-In Price at the closing Underlying Share price during the period from the Pricing Date to and including the Valuation Date:

(a)	A cash payment of $1,000.00 per note, if the closing price of the Underlying Share on the Valuation Date is equal to or greater than the Initial Price, or

(b)	A number of Underlying Shares equal to the Share Redemption Amount, if the closing price of the Underlying Share on the Valuation Date is less than the Initial Price.

Cusip:	28264QCU6

Payment and Delivery:	Payment in full on the Settlement Date to be made to the Agent through Citibank, against delivery of the Notes to Citibank on behalf of the Agent, as agent for the Issuer.

Calculation Agent:	IXIS Derivatives Inc.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-877-648-3375.